Exhibit 20

To Our Shareholders

It is a pleasure to report that 2017 was another exceptional year for Farmers & Merchants Bancorp. Our strong financial results enabled Farmers & Merchants Bank to remain the only commercial bank in the State of California to receive the BauerFinancial “Five-Star” national rating for 27 consecutive years of strength and profitability.

Throughout its 102-year history, F&M Bank has stayed true to its founding principles; to remain locally owned and operated, financially strong, reinvesting back into its communities and dedicated to serving all citizens. We are committed to making a difference in the lives of the individuals and businesses who have put their trust in us. Every day we strive to act with integrity, inclusivity and humanity. The opportunity to drive a successful “true community bank” by providing customers with custom-tailored and flexible solutions to meet their needs, offering solid long-term engagement for employees, reinvesting in our beloved communities, and generating a favorable return for shareholders is extremely rewarding for everyone at F&M Bank. I appreciate you being a part of the F&M family and sharing in our long-standing values.

As we reflect on this past year, I want to take a moment to remember the commitment and dedication of our outstanding Director, Bruce Mettler, who unexpectedly passed away in January. This annual report is dedicated to his memory. He had been a director since 2010 and represented a family that has been an active and supportive shareholder since the very early days of Farmers & Merchants Bank. Bruce and his many significant contributions will be deeply missed.

On December 22, 2017, the Tax Cuts and Jobs Act was signed into law by President Trump. Among other things, this legislation reduces the corporate tax rate from 35% to 21% beginning January 1, 2018. U.S. generally accepted accounting principles (GAAP) require that all companies re-measure their deferred tax assets (DTA) using the new lower corporate tax rate of 21% as of the date of enactment of the legislation. The Company believes that this reduction in the corporate tax rate will have a significant positive impact on our future financial performance, allowing us to earn back the re-measurement in approximately one year. The majority of financial institutions in the country also reported significant DTA re-measurements in the 4th quarter.

During 2017, the Company earned net income of $28.4 million after giving effect to a one-time, non-cash $6.3 million re-measurement of the Company’s DTA required under GAAP from the passage of the new Tax Cuts and Jobs Act. This re-measurement occurred across our industry. Adjusted net income for the year was a record $34.7 million on a non-GAAP basis, up 16.8% over the prior year.

GAAP net income of $28.4 million, after the impact of the DTA re-measurement, resulted in a return on average assets of 0.94% and a return on average equity of 9.66%. Non-GAAP adjusted net income of $34.7 million would have represented a record earnings performance for the Company, up $5.0 million over the prior year, resulting in an adjusted return on average assets of 1.15% and an adjusted return on average equity of 11.79%. Average loan outstandings grew $128.5 million, up 6.24%, and average total deposits increased $338 million or 14.6%. Importantly, average lower cost checking deposits increased $199 million or 18.5% and represented 52% of total deposits at year-end. Total assets grew 5.25% to $3.1 billion. Our consolidated risk based capital ratio of 13.07% improved from the prior year and was once again well above regulatory guidelines. Loan quality performance remained strong throughout the year. The Company had no loans on nonaccrual at year-end resulting in a Texas Ratio of only 0.25%.

Your Board of Directors and Executives are optimistic about the outlook for 2018 and beyond. The economic expansion in the California Central Valley, our increasing success in the San Francisco East Bay Area and equipment leasing markets are contributing to the Company’s improving results. During 2017, we invested in the Bank of Rio Vista to strengthen our position in California’s delta and river communities. In February 2018, we opened a new office in Napa and acquired an interest in a building on a key corner in Lafayette which will provide us  with an excellent additional branch site in the East Bay Area. An updated branch design concept has been finalized, which includes new signage. Major remodels of our Lodi Main and Elk Grove offices are in process, with plans to also remodel existing Turlock and Galt offices.

As proud as I am of our commitment to our customers, communities and shareholders, I am equally gratified by the efforts of the entire team at F&M. It is not just what we do for our stakeholders each and every day, but importantly, it is why and how we serve that defines and differentiates F&M. Our team works together in a way that fosters respect, trust and inclusiveness. They serve with both confidence and humility. Confidence born from a track record of delivering on our promises from World War I, through the 1918 flu pandemic, the Great Depression, World War II, the Great Recession and many other difficult times. Humility, because since no one can predict the future, we always do our best to prepare for whatever challenges and opportunities may arise.

The employees, Executives and Board of Directors are focused on the long-term interests of our shareholders, and champion our mission to provide financial security for all customers. Thank you for your confidence and support. We look forward to earning your trust for many generations to come.

/s/ Kent A. Steinwert

Kent A. Steinwert
Chairman of the Board,
President & Chief Executive Officer